Interbrew

THE WORLD'S LOCAL BREWER

03 MAY 30 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By couri

03022489

Leuven, 22 mai 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew awarded Best Board Award 2003

Brussels, 22 May 2003

Interbrew, The World's Local Brewer©, is pleased to announce that it was awarded the Best Board Award 2003 by the Belgian Directors Institute. The award was granted by an independent jury, after an extensive in-depth analysis of the governance structures and procedures of all Belgian listed companies. The Best Board Award 2003, which is intended to be recurring, awards companies for best practices in implementing corporate governance principles.

"The jury was unanimous in granting the Best Board Award 2003 to Interbrew." said Jean-Louis Duplat, Chairman of the Jury and former Chairman of the Banking and Finance Commission. "Interbrew has a very detailed internal charter determining the powers, the composition and the functioning of the Board and its Committees. That creates clarity in the interaction between the Board of 12 members, from which 6 are independent directors, and the Corporate Committee with 6 members. We also appreciate the international and diversified membership of Interbrew's Board of Directors and the majority of independent directors in the composition of the Audit Committee."

"We are very proud with this Best Board Award 2003. To us, it is a true recognition of Interbrew's corporate governance practices, which we have introduced and enhanced for more than a decade." said Pierre Jean Everaert, Chairman of the Board of Directors of Interbrew. "Our corporate governance rules define the way we work, individually and as teams, respecting the rules governing public companies but retaining our very own Interbrew family spirit. They provide Interbrew with the leadership it requires to continue its further growth: leadership based on control and leadership based on growth."

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

Interbrew

THE WORLD'S LOCAL BREWER©

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com